UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

39036P209

(CUSIP Number)

April 5, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

**	Imperial Capital Asset Management, LLC and Jason Reese are filing this Schedule 13G pursuant to Rule 13d-1(b). Long Ball Partners LLC is filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640094207	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Imperial Capital Asset Management, LLC 95-4644497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,309,832
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,309,832
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 640094207	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Long Ball Partners LLC 20-1663258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,309,832
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,309,832
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 640094207	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,309,832
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,309,832
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

Great Elm Capital Group, Inc. [GEC]

(b)	Address of Issuer’s Principal Executive Offices

800 South Street, Suite 230

Waltham, Massachusetts 02453

Item 2.

(a)	Names of Persons Filing

This Schedule 13G is being filed on behalf of Imperial Capital Asset Management, LLC (“ICAM”), Long Ball Partners LLC (“Long Ball”), and Jason Reese (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person,

10100 Santa Monica Blvd., Suite 2400

Los Angeles, California 90067

(c)	Citizenship

ICAM is a Delaware limited liability company

Long Ball is a Delaware limited liability company

Mr. Reese is a United States citizen

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

39036P209

Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

*	ICAM is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

**	Mr. Reese is a control person of ICAM in accordance with §240.13d-1(b)(1)(ii)(G).

Item	4. Ownership

For each Reporting Person:

(a) Amount beneficially owned: 2,309,832

(b) Percent of class: 8.9% *

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 2,309,832

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,309,832

(iv) Shared power to dispose or to direct the disposition of: 0

* Based on 26,002,815 shares of Common Stock of GEC outstanding, which is the total number of shares of Common Stock outstanding as of February 5, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission by the Issuer on February 11, 2019.

Page 7 of 9 Pages

Long Ball is managed by ICAM on a discretionary basis. ICAM, in its capacity as the managing member and investment adviser to Long Ball, may be deemed to be the beneficial owner of the securities owned by Long Ball. Mr. Reese is Chairman and CEO of ICAM, and may also be deemed to beneficially own the securities owned by Long Ball. Pursuant to Rule 13d-4, Mr. Reese and ICAM each disclaim beneficial ownership of the securities owned by Long Ball.

Item	5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following   ☐

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item	8. Identification and Classification of Members of the Group.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934. The Reporting Persons are of the view that they are not acting as a group for purposes of Section 13(d) under the Securities Exchange Act of 1934.

Item	9. Notice of Dissolution of Group.

N/A

Item	10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2019

Long Ball Partners LLC

By: Imperial Capital Asset Management, LLC
its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

/s/ Jason Reese
Jason Reese